Contact

www.linkedin.com/in/clairenmarsh
(LinkedIn)
www.clairenmarsh.com/
(Company)

Top Skills

Social Entrepreneurship
Design Thinking
Product Management

Languages

English (Native or Bilingual)
Spanish (Professional Working)
Portuguese (Professional Working)

Certifications

UX Research & Strategy Course
Certified Scrum Product Owner
Salesforce.com Certified
Administrator

Honors-Awards

USC Global Scholar Distinction and
Prize Finalist
Social Entrepreneur Award
Society and Business Lab (SBL)
Scholar
Phi Beta Kappa
Phi Kappa Phi

Claire Marsh

Product leader and new venture builder
Los Angeles, California, United States

Summary

I thrive on solving complex problems—especially those that improve the human condition at scale.

With a dual Master's in Business Administration and Design Innovation from Kellogg and McCormick at Northwestern, I've helped global organizations and startups alike bridge strategy, technology, and storytelling to deliver sustainable, people-centered innovation. My approach blends systems thinking with human-centered design, driven by the belief that real progress is built on empathy, intentionality, and deep respect for lived experience.

Currently building something new at the intersection of women's health, sports performance, and personalized nutrition. We're focused on helping active women better understand—and fuel—their bodies through every chapter of life.

Experience

Stealth Startup - Cadence Nutrition, Inc
Co-Founder and CEO
May 2024 - Present (1 year)
Los Angeles, California, United States

Building at the intersection of personalized health data, nutrition, and technology to support active women in optimizing their performance and long-term wellness.

UP.Labs
Venture Head of Product
October 2024 - March 2025 (6 months)
Los Angeles, California, United States

BCG Digital Ventures
5 years 2 months

Lead Product Manager
January 2022 - July 2024 (2 years 7 months)
New York City Metropolitan Area

As a Product Lead with DV, I served as a new venture Head of Product on behalf of clients across industries (healthcare, finance, clean energy and consumer). I have led teams of all sizes, from small scale startup teams of 5 to full enterprise scale incubation teams of 80.

Senior Product Manager
October 2020 - January 2022 (1 year 4 months)
New York City Metropolitan Area

MBA Product Intern
June 2019 - October 2020 (1 year 5 months)
Manhattan Beach, CA

Founder Equity
VC Intern
January 2020 - March 2020 (3 months)
Greater Chicago Area

Kiva.org
3 years

Product Manager, Kiva U.S.
April 2017 - April 2018 (1 year 1 month)
San Francisco, California

Kiva.org is a non-profit organization with a mission to connect people through lending to alleviate poverty. Leveraging the internet and a worldwide network of microfinance institutions, Kiva lets individuals lend as little as $25 to help create opportunity around the world. Kiva U.S. uses the idea of character based lending - utilizing an entrepreneur's network as a measure of creditworthiness.

Associate Product Manager, Kiva Zip
May 2015 - April 2017 (2 years)
San Francisco Bay Area

Global Brigades, Inc.
Product Manager
July 2014 - April 2015 (10 months)

Global Brigades is the world's largest student-led global health and sustainable development organization. Since 2004, Global Brigades has mobilized tens of thousands of university students and professionals through skill-based programs that work in partnership with community members to improve quality of life in under resourced regions while respecting local culture.

Empowered.org
Co-Founder
June 2013 - April 2015 (1 year 11 months)
Esteli, Nicaragua

Empowered.org is an online platform designed to help nonprofits, for profits and social movements fundraise, manage groups of individuals, and mobilize their networks of volunteers and donors to organize service projects and events in order to scale and perpetuate their missions. Empowered.org is a registered Benefit Corporation and for-profit subsidiary of the nonprofit, Global Brigades.

Global Brigades, Inc.
Microfinance Intern
July 2012 - August 2012 (2 months)

Konew Financial Express, Ltd. (Credit Branch Maxcolm Credit, Ltd.)
Financial Analyst (USC Global Fellow)
May 2011 - August 2011 (4 months)

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Education

Northwestern University - Kellogg School of Management
Master of Business Administration (MBA) · (2018 - 2020)

University of Southern California
Bachelor of Arts, Double Major in Economics and International Relations
Global Business · (2009 - 2013)

Northwestern University - McCormick School of Engineering
Master of Science in Design Innovation (MSDI) · (2018 - 2020)

Seth Godin's altMBA
altMBA Cohort 15 · (2017 - 2017)

Pontifícia Universidade Católica de São Paulo
Development Economics and International Relations · (2012 - 2012)